News Release
Issued on behalf of Reed Elsevier N.V.

For immediate release
23 April 2015

Reed Elsevier NV AGM 22 April 2015

Reed Elsevier N.V. announces that the Annual General Meeting of Shareholders (AGM), held in Amsterdam on 22 April, approved the 2014 financial statements and determined the total dividend for 2014 at € 0.589 per ordinary share of € 0.07 nominal value. After taking account of the interim dividend paid in August 2014 of € 0.151 per ordinary share the final dividend is € 0.438 per ordinary share.

Further, the resolutions on the simplification of the corporate structure, including the bonus share issue, and the change of the corporate name of Reed Elsevier N.V. to RELX N.V. were adopted.

The timetable for the bonus share issue is expected to be as follows:
30 June 2015 1 July 2015 2 July 2015 3 July 2015 3 July 2015 6 July 2015	last day of trading cum-bonus
the effective date of the bonus issue and name change / ex-bonus date[1]
record date for bonus share issue in the Netherlands
settlement date for bonus share issue (Netherlands)
NYSE closed due to public holiday
settlement date for bonus share issue (US)

All other resolutions were approved by the AGM. Today the annual general shareholders’ meeting of Reed Elsevier PLC also approved the simplification of the corporate structure, including the bonus share issue by Reed Elsevier N.V., and the change of the corporate name to RELX PLC.

The results of the voting on each resolution are set out below:

Resolution	For	%	Against	%	Votes withheld
4. Adoption of the 2014 Annual Financial Statements	578,845,805	99.93	396,219	0.07	5,392,246

5.a Release from liability of executive directors	570,332,632	98.76	7,176,747	1.24	7,124,891

5.b Release from liability of non-executive directors	570,078,460	98.76	7,176,019	1.24	7,379,791

6. Determination and distribution of dividend	578,539,377	99.34	3,818,372	0.66	2,276,521

7. Appointment of external auditors	567,364,444	97.42	15,047,655	2.58	2,222,171

Resolution	For	%	Against	%	Votes withheld

8a. Re-appointment Anthony Habgood	580,776,392	99.66	1,987,471	0.34	1,870,407

8b. Re-appointment of Wolfhart Hauser	572,672,775	98.27	10,091,088	1.73	1,870,407

8c. Re-appointment Adrian Hennah	573,934,268	99.30	4,027,126	0.70	6,672,876

8d. Re-appointment Lisa Hook	556,452,966	98.40	9,053,489	1.60	19,127,815

8e. Re-appointment Marike van Lier Lels	581,841,724	99.84	928,139	0.16	1,864,407

8f. Re-appointment Robert Polet	461,912,217	81.29	106,346,317	18.71	16,375,736

8g. Re-appointment Linda Sanford	579,291,598	99.40	3,479,467	0.60	1,863,205

8h. Re-appointment Ben van der Veer	577,256,086	99.05	5,513,777	0.95	1,864,407

9a. Re-appointment Erik Engstrom	580,987,328	99.69	1,783,362	0.31	1,863,580

9b. Re-appointment Nick Luff	579,327,914	99.41	3,442,776	0.59	1,863,580

10a. Amendment articles of association to allow cancellation R Shares	582,379,809	100.00	11,503	0.00	2,242,958

10b. Cancellation all R Shares with repayment	582,379,809	100.00	11,503	0.00	2,242,958

10c. Amendment articles of association to delete all references to R Shares	582,379,619	100.00	11,693	0.00	2,242,958

11a. Issue of bonus shares	575,261,281	99.33	3,904,447	0.67	5,468,542

11b. Proposal to exclude any pre-emptive rights to issue of bonus shares	575,140,198	99.24	4,409,792	0.76	5,084,280

12. Change of corporate name of the Company	582,341,677	99.99	50,302	0.01	2,242,291

13a. Delegation to the Board of the authority to acquire shares in the Company	560,617,029	96.71	19,060,080	3.29	4,957,161

13b. Proposal to reduce the capital of the Company by cancellation of up to 30 million ordinary shares held in treasury	581,726,681	99.82	1,043,862	0.18	1,863,727

14a. Designation of the Board as authorised body to issue shares and to grant rights to acquire shares in the capital of the Company	511,163,342	87.72	71,531,238	12.28	1,939,690

[1]	The old ADRs will be suspended and the new ADRs under the new CUSIP, name and symbol will start trading. The new ADRs will reflect the ratio change so that they each represent one Reed Elsevier NV ordinary share (from their current 2 to 1 ratios) respectively.

Resolution	For	%	Against	%	Votes withheld
14b. Extension of the designation of the Board as authorised body to limit or exclude pre-emptive rights to the issuance of shares	506,784,719	86.97	75,901,759	13.03	1,947,792

Note:
Votes ‘withheld’ are not counted in the calculation of the proportion of votes ‘for’ or ‘against’ a resolution.

-ENDS-